Exhibit 99.2

Attached are additional Q&A provided in response to investor inquiries on May 23, 2016:

Additional Q&A

What are the tax implications of the transaction?

This is not a tax inversion deal or a deal driven by tax considerations. This is a strategic acquisition for Bayer: in line with our stated goal to establish leadership positions in all our business segments, this transaction creates a global leader in the agricultural industry.

Is a Bayer shareholder vote required?

No, we do not need approval from Bayer shareholders to complete this transaction.

What are your current capital authorizations?

As published in our articles of incorporation, our capital authorizations include authorized capital of up to 25%, authorized capital II of up to 10% and conditional capital of up to 10% of capital stock.

What would you do if Monsanto rejects your proposal?

It is our preference to work together with Monsanto to reach a mutually agreeable negotiated transaction. We are confident that Monsanto’s shareholders will conclude that our offer presents an immediate and certain value maximizing opportunity.

When you speak about accretion for this acquisition, is it for Bayer as a whole (Life Sciences +Covestro) or for a theoretical pure “LifeSciences Bayer” (without Covestro)?

While we are committed to exit our stake in Covestro mid-term, we recommend to calculate core EPS accretion on a status-quo basis, i.e. including our 64% stake in Covestro. In this context, it is also important to know, that financing of the Monsanto transaction is not contingent on the sale of our stake in Covestro.

Forward-Looking Statements

This communication may contain forward-looking statements based on current assumptions and forecasts made by Bayer management. Various known and unknown risks, uncertainties and other factors could lead to material differences between the actual future results, financial situation, development or performance of the company and the estimates given here. These factors include those discussed in Bayer’s public reports which are available on the Bayer website at www.bayer.com. The company assumes no liability whatsoever to update these forward-looking statements or to conform them to future events or developments.

Additional Information

This communication relates to a proposed offer by Bayer Aktiengesellschaft or its subsidiaries (“Bayer”), to purchase all of the outstanding shares of common stock, par value $0.01 per share, of Monsanto Company, a Delaware corporation (“Monsanto”). This communication is neither an offer to purchase nor a solicitation of an offer to sell shares of Monsanto. No tender offer for the shares of Monsanto has commenced at this time. At the time a tender offer for the shares of Monsanto is commenced, Bayer will file tender offer materials (including an Offer to Purchase, a related Letter of Transmittal and certain other offer documents) with the Securities and Exchange Commission (the “SEC”) with respect to the tender offer. Any definitive tender offer documents will be mailed to the stockholders of Monsanto. STOCKHOLDERS OF MONSANTO ARE URGED TO READ THE RELEVANT TENDER OFFER MATERIALS WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE TENDER OFFER THAT STOCKHOLDERS SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING THE TENDER OF THEIR SHARES. Stockholders of Monsanto will be able to obtain free copies of these documents (if and when available) and other documents filed by Bayer with the SEC through the website maintained by the SEC at www.sec.gov.